SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NxStage Medical, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

67072V103
(CUSIP Number)

John A. Willett, Esq.
Arnold & Porter LLP
399 Park Avenue
New York, New York 10022-4690
      Tel No. (212) 715-1001
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

March 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

SCHEDULE 13D

CUSIP No. 67072V103

1	Names of Reporting Persons
David S. Utterberg
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐
3	SEC USE ONLY

4	Source of Funds (See Instructions)
OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States

Number of	7	Sole Voting Power
Shares Bene-		8,503,309*
ficially Owned	8	Shared Voting Power
By Each		0
Reporting	9	Sole Dispositive Power
Person With		8,503,309*
	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
8,503,309*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11)
18.0%*
14	Type of Reporting Person (See Instructions)
IN

* Includes (i) an option to purchase 12,000 shares of Common Stock at an exercise price of $12.59 per share, which option is immediately exercisable as of the date hereof and expires on December 7, 2010 (the “2010 Option”), (ii) an option to purchase 14,000 shares of Common Stock at an exercise price of $10.83 per share, which option is immediately exercisable as of the date hereof and expires May 29, 2011 (the “2011 Option”), (iii) an option to purchase 14,000 shares of Common Stock at an exercise price of $12.20 per share, which option is immediately exercisable as of the date hereof and expires May 29, 2012 (the “2012 Option”), (iv) an option to purchase 14,000 shares of Common Stock at an exercise price of $5.39 per share, which option is immediately exercisable as of the date hereof and expires May 28, 2013 (the “2013 Option”), and (v) an option to purchase 14,000 shares of Common Stock at an exercise price of $3.38 per share, which option is immediately exercisable as of the date hereof and expires May 27, 2014 (the “2014 Option, and collectively with the 2010 Option, the 2011 Option, the 2012 Option and the 2013 Option, the “Options”).

Page 2 of 13 Pages

This Amendment No. 3 to Schedule 13D amends and restates the Schedule 13D filed by David S. Utterberg with the U.S. Securities and Exchange Commission (the “SEC”) on October 11, 2007 relating to the common stock, par value $0.001 per share, of NxStage Medical, Inc., as supplemented and amended by Amendment No. 1 filed by Mr. Utterberg with the SEC on January 10, 2008 and Amendment No. 2 filed by Mr. Utterberg with the SEC on April 10, 2008.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of NxStage Medical, Inc. (the “Company”).

The principal executive offices of the Company are located at 439 South Union Street, 5th Floor, Lawrence, Massachusetts  01843.

Item 2.	Identity and Background

(a)           This Statement is filed by David S. Utterberg.

(b)           The business address of Mr. Utterberg is 2025 First Avenue, Suite 780, Seattle, Washington 98121.

(c)           Mr. Utterberg’s present principal occupation is President and Director of Lifestream Medical Corporation, a medical device company, as well as the President, Director and Chairman of DSU Medical Corporation, which holds and licenses over 90 U.S. and foreign patents and other intellectual property in medical technology focused on extracorporeal therapy devices.  The present address of each of Lifestream Medical Corporation and DSU Medical Corporation is 101 Convention Center Drive, Suite 850, Las Vegas, Nevada 89109.

(d)-(e)     During the last five years, Mr. Utterberg has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Utterberg is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described under Item 4 below, on October 1, 2007 pursuant to the Stock Purchase Agreement (as defined below), the Company acquired from Mr. Utterberg (x) all of the issued and outstanding shares of each of Medisystems Services Corporation and Medisystems Corporation, (y) 90% of the issued and outstanding shares of Medisystems Europe S.p.A. (the remaining equity of which is held by Medisystems Corporation) and (z) 0.273% of the issued and outstanding equity participation of Medimexico s. de R.L. de C.V. (the remaining equity of which is held by Medisystems Corporation), and Mr. Utterberg acquired 6,500,000 shares of Common Stock (the “Purchased Shares”).

Page 3 of 13 Pages

In addition, Mr. Utterberg is a non-employee member of the board of directors of the Company, and pursuant to the Company’s non-employee director compensation policy (the “Director Compensation Policy”), non-employee directors are entitled to certain cash compensation and may elect to receive shares of Common Stock in lieu of cash compensation payable pursuant to the Director Compensation Policy.  Payments of Common Stock in lieu of cash compensation are made quarterly in the amount of the total cash compensation earned by a non-employee director during such quarter divided by the closing price of the Common Stock on the last trading day of the quarter.

Mr. Utterberg elected to receive shares of Common Stock in lieu of cash compensation payable pursuant to the Director Compensation Policy during fiscal year 2007 and the first half of fiscal year 2008.  Therefore, pursuant to the Director Compensation Policy and on the respective dates set forth below, Mr. Utterberg received the number of shares of Common Stock set forth below as director compensation in lieu of cash compensation payable to non-employee directors of the Company.

Date of Issuance	Number of Shares of Common Stock Issued on the Date of Issuance	Closing Price of Common Stock on the Date of Issuance
March 30, 2007	581	$13.32
June 29, 2007	367	$12.93
September 28, 2007	500	$14.49
December 31, 2007	543	$15.17
March 31, 2008	2,604	$4.32
June 30, 2008	2,343	$3.84

Item 4.	Purpose of Transaction

Investor Rights Agreement

Mr. Utterberg is a party to an Investor Rights Agreement dated as of June 30, 1999 by and among the Company and certain investors party thereto, as amended on January 24, 2000, May 24, 2001, April 15, 2003, August 18, 2004, December 23, 2004 and July 8, 2005 (as so amended, the “Investor Rights Agreement”).  The Investor Rights Agreement provides for, among other things, registration rights for certain shares of Common Stock (the “Registrable Shares”), and as of the date of this Statement, Mr. Utterberg beneficially owns 1,944,274 Registrable Shares.

Pursuant to the Investor Rights Agreement, the holders of more than 30% of the Registrable Shares may demand that the Company register all or a portion of their Registrable Shares for sale under the Securities Act, so long as the aggregate offering price of such securities is reasonably anticipated to be at least $5,000,000.  The Company is required to effect two of these registrations.  The holders of Registrable Shares may also make two requests for the Company to effect a registration on Form S-3, or any successor short-form registration statement, of their Registrable Shares having an aggregate offering price of at least $500,000.  In addition, if the Company registers any shares of Common Stock, either for its own account or for the account of other security holders, the holders of the Registrable Shares are entitled to notice of the registration and to include all or a portion of their Registrable Shares in the registration.  A holder’s right to demand or include Registrable Shares in a registration is subject to the right of the underwriters to limit the number of Registrable Shares included in the offering.

Page 4 of 13 Pages

Stock Purchase Agreement

Mr. Utterberg and the Company are parties to a Stock Purchase Agreement dated as of June 4, 2007 between the Company and Mr. Utterberg, which was amended by an Amendment No. 1 to the Stock Purchase Agreement, dated as of August 27, 2007, by the Company and Mr. Utterberg (such agreement, as so amended, the “Stock Purchase Agreement”).

On October 1, 2007 pursuant to the Stock Purchase Agreement, Mr. Utterberg acquired the Purchased Shares in consideration for the Company’s acquisition of Mr. Utterberg’s interest in Medisystems Services Corporation, Medisystems Corporation, Medisystems Europe S.p.A, and Medimexico s. de R.L. de C.V.

The Stock Purchase Agreement includes certain agreements between Mr. Utterberg and the Company with respect to the Purchased Shares as described below.

Restriction on Resale

Mr. Utterberg agreed in the Stock Purchase Agreement to certain resale restrictions on the Purchased Shares.  Notably, he may not sell or otherwise dispose of any Purchased Shares in short sales or in trades to a single party exceeding 250,000 Purchased Shares, without the Company’s prior written consent.  These restrictions terminated in accordance with their terms on October 1, 2009.

Registration Rights

Pursuant to the Stock Purchase Agreement, Mr. Utterberg has “piggyback” registration rights if the Company proposes to register shares of its Common Stock under the Securities Act of 1933, as amended (the “Securities Act”).  The Company will provide Mr. Utterberg with notice of a registration of its shares and provide Mr. Utterberg with the opportunity to include the Purchased Shares in the registration, subject to certain cut back and lock-up restrictions.  In addition, the Company has agreed in the Stock Purchase Agreement to register for resale the Purchased Shares in the event that Mr. Utterberg ceases to be an affiliate of the Company prior to the time the holding period under Rule 144(k) under the Securities Act lapses as to the Purchased Shares; provided, however, the Company shall not be required to file any registration statement for this purpose prior to October 1, 2008, which is the first anniversary of the closing date of the acquisition of the Purchased Shares pursuant to the Stock Purchase Agreement.

Page 5 of 13 Pages

Standstill and Voting Agreement

Pursuant to the Stock Purchase Agreement, Mr. Utterberg agreed that from October 1, 2007 and until the earlier of (x) October 1, 2009 and (y) a change in control of the Company, except with the prior consent of the Company’s board of directors, he would not, and would not permit any entity owned or controlled directly or indirectly by him to:

(i)           acquire or agree or offer to acquire any shares of Common Stock, or any other securities convertible into, or any options, warrants or rights to acquire any shares of Common Stock or any assets of the Company (other than property acquired in the ordinary course of business) from the Company or any other person or entity;

(ii)           “solicit” or propose to “solicit” or participate in any “solicitation” of any, “proxy” (as such term is defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) from any holder of shares of Common Stock, become a “participant” in a “solicitation” in opposition to any matter that has been recommended by a majority of the members of the Company’s board of directors, propose or otherwise solicit stockholders of the Company for approval of any stockholder proposal or otherwise seek to influence or control the management or policies of the Company in his capacity as a stockholder of the Company;

(iii)           nominate for election as a director of the Company, or vote his Purchased Shares for election as a director of the Company, any person who is not nominated by the then incumbent directors of the Company;

(iv)           vote his Purchased Shares against any proposal or matter recommended by a majority of the members of the Company’s board of directors for approval by the stockholders of the Company;

(v)           take any action to form, join in or in any way participate in any partnership, limited partnership or other Group (as such term is defined under the Exchange Act) with respect to shares of Common Stock; or

(vi)           assist or announce his intention to assist any other person or entity in doing any of the foregoing.

Nomination of Director of the Company

Pursuant to the Stock Purchase Agreement, if Mr. Utterberg ceases to serve as a director to the Company, he may nominate an individual for election as a director of the Company, and the Company has agreed that the Company’s board of directors will nominate Mr. Utterberg’s nominee for election and recommend that Mr. Utterberg’s nominee be elected if certain conditions are met.  This provision of the Stock Purchase Agreement shall terminate upon a change in control of the Company.

Page 6 of 13 Pages

Indemnification under the Stock Purchase Agreement and the Consulting Agreement

The Stock Purchase Agreement and the Consulting Agreement dated as of October 1, 2007 (the “Consulting Agreement”) among the Company, DSU Medical Corporation and Mr. Utterberg require Mr. Utterberg and the Company to indemnify each other in the event of certain breaches and failures under such agreements.  Subject to certain limited exceptions, each party’s aggregate indemnification liability under the Stock Purchase Agreement is limited to a maximum amount equal to 50% of the Closing Value of the Purchased Shares (as defined in the Stock Purchase Agreement), minus $1,250,000.  Under the Consulting Agreement, each of the Company’s and Mr. Utterberg’s aggregate indemnification liability is limited to the total amount of the consulting fees payable by the Company pursuant to the Consulting Agreement, subject to certain exceptions.  The Stock Purchase Agreement and the Consulting Agreement further provide that any amounts payable by either party in connection with any such indemnification claim be paid by delivery of additional shares of Common Stock, valued at the time of payment pursuant to the Stock Purchase Agreement.  However, the Company will not be required to issue shares for indemnification purposes that in the aggregate would exceed 20% of the then outstanding shares of Common Stock without stockholder approval.  Any shares issued by the Company for indemnification purposes will not be registered under the Securities Act.

Escrow Agreement

In connection with, and as a condition to, the closing of the transactions contemplated by the Stock Purchase Agreement, on October 1, 2007, the Company, Mr. Utterberg and Computershare Services, Inc. (the “Escrow Agent”) executed and delivered an Escrow Agreement dated as of October 1, 2007 (the “Escrow Agreement”) among the Company, Mr. Utterberg and the Escrow Agent, and 1,000,000 of the Purchased Shares were placed into escrow (the “Escrow Fund”) pursuant to the Escrow Agreement to cover potential indemnification claims the Company may have against Mr. Utterberg under the Stock Purchase Agreement and to satisfy any purchase price adjustments following the closing of the purchase of the Purchased Shares.  The Escrow Fund will have a duration of two years following the closing date of the purchase of the Purchased Shares pursuant to the Stock Purchase Agreement, with 500,000 of the escrowed Purchased Shares to be released after the first year less any escrowed shares previously released to the Company pursuant to Section 1(a), 1(b) or 1(c) of the Escrow Agreement and any Initial Retained Shares (as defined in the Escrow Agreement).  All Purchased Shares placed into escrow pursuant to the Escrow Agreement have been released from escrow, consistent with the terms of the Escrow Agreement.

Page 7 of 13 Pages

Director Compensation Policy

Under the Director Compensation Policy, the Company’s non-employee directors receive:

•	a $15,000 annual retainer for their service as directors, to be paid quarterly in advance;

•
$2,500 for each board meeting attended by the director in person, $1,000 for each board meeting attended by telephone and $1,000 for each committee meeting attended where the committee meeting is scheduled on a date other than a board meeting;

•	if he or she is a member of the Company’s Audit Committee, an additional annual retainer of $6,000 (or $10,000 for the Audit Committee Chairperson), paid quarterly in advance;

•	if he or she is a member of any committee other than the Company’s Audit Committee, an additional annual retainer of $4,000 for each other committee, paid quarterly in advance;

•	expense reimbursement for attending board of directors and committee meetings; and

•
on the date of the Company’s annual meeting of stockholders at which such non-employee director is elected, a fully vested stock option to purchase 14,000 shares of Common Stock with an exercise price equal to the then fair market value of the Common Stock, as determined by the closing price of Common Stock on the date of the grant. For a director elected or otherwise appointed to the Company’s board of directors on a date other than the date of an annual meeting of stockholders, such director will receive a fully vested stock option to purchase 14,000 shares of Common Stock pro-rated for the period between the date he or she is first elected to the Company’s board of directors and the following May 31.

No director shall receive more than $50,000 in any calendar year for board fees, without the prior approval of the Compensation Committee of the Company’s board of directors.

The Director Compensation Policy further provides that non-employee directors may elect to receive shares of Common Stock in lieu of the cash compensation described above.  A director must make his election to receive equity in lieu of cash compensation on the date of the annual meeting of stockholders at which such director is elected.  A director’s election to receive equity in lieu of cash compensation will apply to all compensation to be paid after the date of election and will remain in effect until the next annual meeting of stockholders.  If a non-employee director elects to receive equity in lieu of cash, the Company will issue the director shares of Common Stock on the last business day of each calendar quarter in an amount equal to the quotient of the total cash consideration due as of the last business day of each calendar quarter and the closing price of Common Stock on the last trading day of that quarter.

Mr. Utterberg is a non-employee member of the board of directors of the Company, and he elected to receive shares of Common Stock in lieu of cash compensation for his service on the Company’s board of directors during fiscal year 2007 and the first half of fiscal year 2008.  Mr. Utterberg has not elected to receive shares of Common Stock in lieu of cash compensation for his service on the Company’s board of directors for any period after June 30, 2008.

Rule 10b5-1 Plan

On March 16, 2010, Mr. Utterberg entered into a Rule 10b5-1 Plan for the Sale of NxStage Medical Inc. Common Stock (the “Trading Plan”) for the purpose of establishing a trading plan to effect sales of shares of Common Stock in compliance with applicable law, including without limitation Rule 10b5-1 under the Exchange Act.  The Trading Plan provides for the periodic sale of up to a portion of the shares of Common Stock beneficially owned by Mr. Utterberg during the period from May 16, 2010 to December 31, 2010, unless the Trading Plan is earlier terminated in accordance with its terms.  Mr. Utterberg may sell shares of Common Stock other than pursuant to the Trading Plan.

Page 8 of 13 Pages

The preceding description of the provisions of the Investor Rights Agreement is a summary only and is qualified in its entirety by reference to the summary and description thereof contained in the Company’s Registration Statements on Form S-1 (Registration Nos. 333-126711 and 333-134187) filed with the SEC on July 19, 2005 and May 16, 2006, respectively, and the copy of the Investor Rights Agreement filed as an exhibit to this Statement and incorporated herein by this reference.  The preceding description of the provisions of the Stock Purchase Agreement, the Consulting Agreement, the Escrow Agreement and the Director Compensation Policy is a summary only and is qualified in its entirety by reference to the summaries and descriptions thereof contained in the Company’s Proxy Statement dated September 11, 2007 on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2007 and the Company’s Current Report on Form 8-K filed with the SEC on October 4, 2007 and the copies of the Stock Purchase Agreement, the Consulting Agreement, the Escrow Agreement and the Director Compensation Policy filed as exhibits to this Statement and incorporated herein by this reference.

Mr. Utterberg acquired the securities of the Company described in this Statement for investment purposes.  Mr. Utterberg reserves the right to purchase or otherwise acquire additional shares of Common Stock and other securities of the Company, including, without limitation, pursuant to his indemnification rights under the Stock Purchase Agreement and the Consulting Agreement and pursuant to the Director Compensation Policy, either separately or together with other persons, to sell all or some of the shares of Common Stock and other securities of the Company beneficially owned by him, including, without limitation, pursuant to an exercise of his registration rights under Investor Rights Agreement or the Stock Purchase Agreement and pursuant to the Trading Plan, or to otherwise trade in the shares of Common Stock and other securities of the Company, in open market or private transactions.

Except as described above, Mr. Utterberg does not have any current plans or proposals which relate to or would result in:

(a)           the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)           an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)           a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)           any change in the board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

Page 9 of 13 Pages

(e)           any material change in the present capitalization or dividend policy of the Company;

(f)           any other material change in the Company’s business or corporate structure;

(g)           changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)           causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

(i)           a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)           any action similar to those numerated in clauses (a)-(i) above.

Item 5.	Interest in Securities of the Issuer

(a)              Mr. Utterberg may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,503,309 shares of Common Stock (which includes 68,000 shares of Common Stock issuable upon exercise by Mr. Utterberg of the Options), which constitute approximately 18.0% of the issued and outstanding shares of Common Stock.*

*The number of shares of Common Stock beneficially owned by, and the percentage of outstanding shares of Common Stock represented thereby for, Mr. Utterberg have been computed in accordance with Rule 13d-3 under the Exchange Act.  The percentage of ownership described above is based on an aggregate of 47,346,328 shares of Common Stock, which consists of (i) 47,278,328 shares of Common Stock issued and outstanding as of March 9, 2010, as reported in the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2010 and (ii) 68,000 shares of Common Stock issuable upon exercise of the Options.

(b)              Mr. Utterberg has the sole power to dispose of or direct the disposition of, and the sole power to vote or direct the vote of, 8,503,308 shares of Common Stock, when, as and if Mr. Utterberg exercises all the Options.

(c)              On March 16, 2010, Mr. Utterberg sold an aggregate of 50,000 shares of Common Stock in multiple transactions pursuant to Rule 144 under the Securities Act at sales prices ranging from $10.50 to $10.70 per share.  The weighted average sales price for these sale transactions is $10.562.

Except as described above, Mr. Utterberg did not engage in any transactions in shares of Common Stock during the past 60 days.

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(d)              No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock deemed to be beneficially owned by Mr. Utterberg.

(e)              Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in response to Item 4 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

The exhibits listed on the Index of Exhibits of this Statement are filed herewith or incorporated by reference to a previously filed document.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2010

/s/ David S. Utterberg
David S. Utterberg

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INDEX OF EXHIBITS

Exhibit No.	Description

1
Stock Purchase Agreement dated as of June 4, 2007 between NxStage Medical, Inc. (the “Company”) and David S. Utterberg (the “Stock Purchase Agreement”) (previously filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2007).

2
Amendment No. 1 to the Stock Purchase Agreement, dated as of August 27, 2007, by the Company and David S. Utterberg (included as part of Annex A to the Company’s Proxy Statement dated September 11, 2007 on Schedule 14A filed with the SEC on September 12, 2007).

3
Escrow Agreement, dated as of October 1, 2007 among the Company, David S. Utterberg and Computershare Services, Inc., as escrow agent (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 4, 2007).

4	The Company’s Director Compensation Policy (previously filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 5, 2006).

5
Consulting Agreement dated as of October 1, 2007 among the Company, DSU Medical Corporation and David S. Utterberg (previously filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007).

6
Investor Rights Agreement dated as of June 30, 1999 by and among the Company and certain investors party thereto, as amended on January 24, 2000, May 24, 2001, April 15, 2003, August 18, 2004, December 23, 2004 and July 8, 2005 (previously filed as Exhibit 10.9 to the Company’s Registration Statement on Form S-1 (Registration No. 333-126711) filed with the SEC on July 19, 2005).

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